SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
(Amendment No. 5)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
TOWERS WATSON & CO.

(Name of Subject Company (Issuer) and Filing Person (Offeror))
Class B-1 Common Stock

(Title of Class of Securities)
Not applicable

(CUSIP Numbers of Class of Securities)
John J. Haley
Chairman of the Board of Directors and Chief Executive Officer
Towers Watson & Co.
875 Third Avenue
New York, NY 10022
(212) 725-7550

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
Charles J. Conroy
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, NY 10005
Telephone: (212) 530-5000
Facsimile: (212) 530-5219

CALCULATION OF FILING FEE

Transaction valuation(*) $200,000,000.00	Amount of Filing Fee(**) $14,260.00

*	Calculated solely for the purpose of determining the amount of the filing fee. This valuation is based on one-fiftieth of one percent of the aggregate principal amount of notes to be exchanged ($200,000,000) for outstanding shares of Class B-1 Common Stock, par value of $0.01, (the “Class B-1 Common Stock”), as described herein.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,260.00	Filing Party: Towers Watson & Co.
Form or Registration No.: Schedule TO	Date Filed: May 17, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑
☐	If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 11.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX
EX-99.A5.E

     This Amendment No. 5 to the Issuer Tender Offer Statement on Schedule TO (together with the Initial Schedule TO, Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4 (each as defined below), and as amended hereby, the “Schedule TO”), is filed by Towers Watson & Co., a Delaware corporation (the “Company”). This Schedule TO, amends and supplements the Tender Offer Statement on Schedule TO filed on May 17, 2010 (the “Initial Schedule TO”), Amendment No. 1 to the Schedule TO filed on May 21, 2010 (“Amendment No. 1”), Amendment No. 2 to the Schedule TO filed on May 25, 2010 (“Amendment No. 2”), Amendment No. 3 to the Schedule TO filed on June 4, 2010 (“Amendment No. 3”), and Amendment No. 4 to the Schedule TO filed on June 10, 2010 (“Amendment No. 4”), and relates to the offer by the Company pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to exchange up to all of the shares of Class B-1 Common Stock, par value $.01 per share, of the Company, for an unsecured subordinated note due March 15, 2012 (a “New Note”, and collectively, the “New Notes”) with each New Note having a principal amount equal to the “Exchange Ratio”, provided that the aggregate principal amount of the New Notes does not exceed $200,000,000, upon the terms and subject to the conditions set forth in the Offer to Exchange, dated May 17, 2010 (as amended and supplemented from time to time, the “Offer to Exchange”) and the related offer materials (as amended and supplemented from time to time, the “Offer Documents”).
     This Amendment No. 5 is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) under the Exchange Act.
Items 1 through 11.
     The information set forth in the Offer Documents is incorporated herein by reference with respect to Items 1 - 11 of this Schedule TO.
     Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following thereto:
     The Offer expired at 12:00 midnight, New York City time, on Monday, June 14, 2010. On June 15, 2010, Towers Watson issued a press release announcing that, pursuant to the previously announced Offer, 2,242,049.523 shares of Class B-1 Common Stock were validly tendered for exchange and not withdrawn as of the Expiration Date. Based on the foregoing, Towers Watson will exchange all such shares of Class B-1 Common Stock for New Notes, without prorating. Towers Watson will promptly issue the New Notes to holders of validly tendered and accepted shares of Class B-1 Common Stock. The full text of Towers Watson’s press release, announcing the expiration and results of the Offer, is filed herewith as Exhibit (a)(5)(E) and is incorporated herein by reference.

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Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange, dated May 17, 2010.(1)

(a)(1)(B)	Letter of Transmittal.(1)

(a)(5)(A)	Press Release issued by the Company, dated May 17, 2010.(1)

(a)(5)(B)	Canadian Issuer Bid Circular.(1)

(a)(5)(C)	Supplement to the Offer to Exchange, dated May 20, 2010 (2)

(a)(5)(D)	Press Release issued by the Company, dated June 10, 2010.(3)

(a)(5)(E)	Press Release issued by the Company, dated June 15, 2010. **

(d)(1)	Form of Towers Watson Notes Indenture and Form of Towers Watson Notes.(1)

**	Filed herewith.

(1)	Incorporated by reference from the Initial Schedule TO, filed by the Company with the Securities and Exchange Commission on May 17, 2010.

(2)	Incorporated by reference from Amendment No. 1, filed by the Company with the Securities and Exchange Commission on May 21, 2010.

(3)	Incorporated by reference from Amendment No. 4, filed by the Company with the Securities and Exchange Commission on June 10, 2010.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

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SIGNATURES
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 15, 2010

TOWERS WATSON & CO.
By:	/s/ Walter W. Bardenwerper
	Name:	Walter W. Bardenwerper
	Tile:	Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Exchange, dated May 17, 2010.(1)

(a)(1)(B)	Letter of Transmittal.(1)

(a)(5)(A)	Press Release issued by the Company, dated May 17, 2010.(1)

(a)(5)(B)	Canadian Issuer Bid Circular.(1)

(a)(5)(C)	Supplement to the Offer to Exchange, dated May 20, 2010 (2)

(a)(5)(D)	Press Release issued by the Company, dated June 10, 2010.(3)

(a)(5)(E)	Press Release issued by the Company, dated June 15, 2010. **

(d)(1)	Form of Towers Watson Notes Indenture and Form of Towers Watson Notes.(1)

**	Filed herewith.

(1)	Incorporated by reference from the Initial Schedule TO, filed by the Company with the Securities and Exchange Commission on May 17, 2010.

(2)	Incorporated by reference from Amendment No. 1, filed by the Company with the Securities and Exchange Commission on May 21, 2010.

(3)	Incorporated by reference from Amendment No. 4, filed by the Company with the Securities and Exchange Commission on June 10, 2010.